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                             January 17, 2023

       Qun Lu
       Chief Executive Officer
       CH AUTO Inc.
       6F, Building C
       Shunke Building
       Shunyi District, Beijing 101200, China

                                                        Re: CH AUTO Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-4
                                                            Submitted December
30, 2022
                                                            CIK No. 0001930207

       Dear Qun Lu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-4

       Questions and Answers About the Business Combination and the Special Meeting
       Will I experience dilution as a result of the Business Combination?, page 12

   1. Refer to the table on page 12 where you disclose a total of 1,668,000 Class A Ordinary
                                                        Shares to be issued to
MCAF Initial Shareholders (including rights shares). Please clarify if the total should
instead be 1,668,500 shares as we note the narrative discussion under the answer to this
question and footnote (5) to the table, indicate this total consists of
                                                        1,437,500 Pubco Class A
Ordinary Shares to be issued to the Sponsor in exchange for the
                                                        Insider Shares, 210,000
shares for MCAF common stock in the Private Placement, and
                                                        21,000 shares for the
rights in the Private Placement. Please advise or revise throughout
 Qun Lu
CH AUTO Inc.
January 17, 2023
Page 2
         the filing.

2. It appears the introductory paragraph above the table on page 12 should be revised to clarify that the scenarios include a Minimum Redemption scenario rather than a No
         Redemption scenario, and explain the reasons thereof. Reference is made to footnote (7)
         to the tables on page 46. It also appears footnotes (1), (2), and (3) should be revised. In addition, please disclose the date that the actual redemption of the 2,432,520 shares occurred, as approved at the special meeting of MCAF stockholders held on December 15,
         2022, and include that date in the first bullet point on page 189 and elsewhere where such discussion is provided.

3. We note your response to comment 1 and reissue. We note that the table refers to "MCAF
         Initial Shareholders." By footnote or otherwise, revise the table to clearly provide and/or
         define only the sponsor and its affiliates    total potential
ownership interest in the
         combined company.
Summary of the Proxy Statement/Prospectus, page 21

4. We note your revisions in response to prior comment 6. Refer to the sentence that begins
         "In light of the foregoing circumstances, the Company's independent registered public accounting firm has included...the six months ended June 30, 2022 were issued". Please clarify that the auditors included an explanatory paragraph expressing substantial doubt in their report on your December 31, 2021 consolidated financial statements since there is no auditors' report for the six months ended June 30, 2022. Please also revise the related disclosures on pages 62-64, 97-98 and 175. Further, please clarify in the last sentence of the top paragraph on page 176 that your auditors issued a going concern paragraph in their report on your December 31, 2021 and 2020 consolidated financial statements expressing substantial doubt as to your ability to continue as a going concern.

5. We note your responses to comments 2 and 3 and reissue. Please include the table in the prospectus summary. The table should provide a detailed sources and uses of funds in addition to your plan to repay liabilities. For example, the table should (1) state the amount of the expected proceeds from the Business Combination, including the amount remaining in the trust account, PIPE financings and any other private financings in connection with the Business Combination and (2) provide detailed disclosure stating the amount of proceeds that you intend to allocate to (i) fund operations,
(ii) cure loans, debt,
       accounts payable and other liabilities in default and (iii) settle lawsuits or satisfy judgements. Clearly disclose which short-term loans and borrowings that you intend to
FirstName LastNameQun Lu
       repay with proceeds from the Business Combination. Additionally, revise this section to
Comapany    NameCHdisclose
       prominently    AUTO theInc.total amount of borrowings, accounts payable
and other
Januaryliabilities
         17, 2023currently
                   Page 2 under default.
FirstName LastName
 Qun Lu
FirstName
CH AUTO LastNameQun    Lu
           Inc.
Comapany
January 17,NameCH
            2023   AUTO Inc.
January
Page 3 17, 2023 Page 3
FirstName LastName
6.       We note that your disclosure that the recent extension approved by
MCAF   s shareholders
         led to a redemption of 2,432,520 MCAF   s shares in the amount of
$24.5 million. Please
         update your disclosure to reflect the outcome of the special meeting
of MCAF   s
         stockholders held on December 15, 2022, including the "Background of the Business
         Combination" where you should explain the reason the amendments were sought, the conflicts of interest pertaining to your Sponsor, directors and officer, and the impact on the transaction. Additionally, disclose the overall impact to the amount of funds in the
         Trust Account (and the amount available for liquidation and/or redemption). Finally, please make appropriate updates about the terms of the amended and restated certificate of incorporation and trust agreement and the related party extension loans where disclosed in your registration statement.
Selected Historical Financial Information of MCAF, page 44

7. Please provide a footnote to the interim balance sheet data to quantify and disclose the facts and circumstances related to MCAF public stockholders exercising redemption rights in connection with the extension that resulted in cash redemptions of over $24 million subsequent to September 30, 2022. Please also disclose and discuss the cash redemptions in MCAF's MD&A.
Manufacturing, page 141

8. We note your response to prior comment 8. Please elaborate on the milestones needed to achieve to ramp up your production from 100 vehicles to 9,000 vehicles in 2023.
         Please also discuss your projected timeline, anticipated location and funding needed to establish a new manufacturing facility referenced on page 141. Offline Sales Network, page 142

9. Please disclose the number of your current brand stores and partner stores.
Unaudited Pro Forma Condensed Combined Financial Statements, page 188

10. Refer to page 191. In order to allow shareholders to more clearly evaluate the financial condition of each entity prior to the proposed business combination, it appears you should revise the pro forma balance sheet to add a column for the cash redemptions that occurred at MCAF subsequent to the balance sheet data and related subtotal column to reflect MCAF's historical balances adjusted for the cash redemptions that resulted from the extension request and occurred after the balance sheet date but prior to the proposed business combination. Please refer to Rule 11-02(b)(4) of Regulation
S-X.
11. We have reviewed the revisions made in response to prior comments 5 and 13. In regard to the disclosures in note 3(8) on page 198, and based on the disclosures on page 117, it remains unclear how you determined it is most probable that CH-Auto (Hong Kong)
         Limited will directly own no less than ninety percent (90%) of the then-issued and outstanding equity interests CH-AUTO TECH as a result of the Reorganization, absent
 Qun Lu
FirstName
CH AUTO LastNameQun    Lu
           Inc.
Comapany
January 17,NameCH
            2023   AUTO Inc.
January
Page 4 17, 2023 Page 4
FirstName LastName
         binding agreements with shareholders or a provision the Reorganization will not occur if shareholders holding greater than 10% in equity interests elect not to exchange their interests. Please clarify or revise. In regard to the pro forma financial statements, please also address the following:
             Given CH-AUTO TECH shareholders can elect to exchange, maintain or sell their equity interests in CH-AUTO TECH as a result of the Reorganization under
              Approaches I, II or III, as described on page 117, more fully explain how you determined the pro forma financial statements appropriately reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation
S-X;
             Explain why the non-controlling interest has no impact on the annual and interim pro forma statements of operations; and
             Explain if and how the Advisors Shares disclosed on page 12 are accounted for in the pro forma financial statements.

Compensation of Directors and Executive Officers, page 210

12. Please update your compensation disclosure to reflect the fiscal year ended December 31,
         2022.
Index to Consolidated Financial Statements
CH AUTO Inc., page F-1

13. We have reviewed the revisions made in response to prior comment 15. We note the auditors' reports for CH AUTO Inc. included on pages F-52 and F-60 appear to be duplicative, except as to the auditors' name as signed and the firm's letterhead. In this regard, the auditors' report on page F-52 covers the period as of April 30, 2022 and for the period from January 25, 2022 through April 30, 2022, and is signed by Marcum
         Bernstein & Pinchuk LLP, whereas the auditors' report on page F-60 covers the same period and is signed by Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk
         LLP). Please include only one auditors' report for this period in the next amendment. Further, tell us the consideration given to instead referring to the audit firm as Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP) throughout the filing, such as on pages 22 and 80, and also under Experts on page 254 and in the Exhibit
         Index listing in Part II.

14. It appears you have included audited financial statements of CH Auto Inc. as of April 30,
         2022 and for the period of January 25, 2022 through April 30, 2022, along with unaudited interim financial statements of CH Auto Inc. as of June 30, 2022 and for the period
         January 25, 2022 through June 30, 2022. Please confirm if our understanding is correct and revise the Index to Consolidated Financial Statements for CH Auto Inc. on page F-1 to remove the line item for inclusion of an auditors' report for the June 30, 2022 unaudited interim financial statements.
 Qun Lu
CH AUTO Inc.
January 17, 2023
Page 5
Index to Consolidated Financial Statements
Mountain Crest Acquisition Corp. IV, page F-2

15. Under the listing of the Unaudited Condensed Financial Statements, please clarify that you have included financial statements for the three and nine months ended September 30,
         2022. Your current disclosure states the three and six months ended September 30, 2022.
         This applies to the line items for the statements of operations and changes in stockholders' (deficit). For the statements of cash flows line item, please revise to state for the nine months ended September 30, 2022.

Consolidated Financial Statements - CH-Auto Technology Corporation, page F-4

16. We note the audited financial statements of CH-Auto Technology Corporation, the registrant's predecessor, are older than 12 months and the filing essentially represents the registrant's initial public offering; therefore, it appears you may be required to provide updated annual financial statements and related disclosures pursuant to Item 14 of Form
         F-4 and Item 8.A.4 of Form 20-F or, if applicable, provide the representations required by
         Instruction 2 to Item 8.A.4 filed in an exhibit to the filing.
General

17. We note your disclosure that MCAF received revenue projections. Please elaborate on the assumptions underlying the projections. Please tell us whether any other projections were provided to MCAF.
        You may contact Beverly Singleton at 202-551-3328 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754
with any other questions.



FirstName LastNameQun Lu                                       Sincerely,
Comapany NameCH AUTO Inc.
                                                               Division of
Corporation Finance
January 17, 2023 Page 5                                        Office of
Manufacturing
FirstName LastName